UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated March 4, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Matt Bell
Matt Bell
President and Chief Executive Officer

Dated: March 4, 2013

BLUEPHOENIX SOLUTIONS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”)  of BluePhoenix Solutions Ltd. (the “Company”) will be held on Wednesday, April 10, 2013 at 14:00, at the offices of the Company, 8 Maskit St., Herzlia, Israel. The Special General Meeting is for the following purposes:

(1)	To elect Ms. Carla Corkern as an outside director of the Company; and

(2)	To approve a compensation policy for the Company's directors and officers, in accordance with the requirements of the Companies Law, 1999.

Shareholders of record at the close of business on March 11, 2013 (the “Record Date”) are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the form of proxy and to return it promptly in the preaddressed envelope to be provided. No postage is required if mailed in the United States. Shareholders may review the full version of the proposed resolutions in the proxy statement as well as the accompanying proxy card, which will be mailed to the shareholders on or about March 14, 2013.

Joint holders of shares should take note that, pursuant to Article 18.4 of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors,

Melvin L. Keating
March 4, 2013	Chairman of the Board of Directors